UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Sono Motors GmbH exits its self-administration proceedings via its insolvency plan

On February 26, 2024, Sono Motors GmbH (“Sono Motors”), the sole subsidiary of Sono Group N.V. (the “Company”) received an order from the insolvency court of the local court of Munich (the “Court”) regarding the termination of its self-administration proceedings following the legally-binding confirmation (rechtskräftige Bestätigung) of its plan (the “Plan”) under the under the German Insolvency Code. The termination of the self-administration proceedings of Sono Motors is effective as of February 29, 2024. Sono Motors will implement the Plan in accordance with the German Insolvency Code, with such implementation to be monitored by the custodian previously appointed in connection with Sono Motors’ self-administration proceedings.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the companies. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company and/or Sono Motors (collectively, the “companies”) to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: the companies’ expectations regarding Sono Motors’ ability to successfully implement the Plan; the companies’ ability to maintain relationships with lenders, suppliers, service providers, customers, employees and other third parties as a result of their prior self-administration proceedings and the related increased performance and credit risks associated with their constrained liquidity position and capital structure; and our ability to access the external funding required to successfully restructure their business, including by complying with the agreements related to the investment from YA II PN, Ltd. so as to gain access to the remainder of the funding offered in such transaction. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ George O’Leary
	Name:	George O'Leary
	Title:	Managing Director

Date: February 29, 2024